UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

Selected Information | 3Q22

Recurring Net Income

R$5.223 billion

-22.8% in 12 months (3Q22 vs. 3Q21)

-25.8% in the quarter (3Q22 vs. 2Q22)

Quarterly ROAE

13.0%

-5.6 p.p. in 12 months

Quarterly ER

46.5%

+0.5 p.p. in 12 months

Investments in Sustainable Business in 2022

R$157.6 bi

(**63%** of the total goal of R**$250 bi** by **2025**)

Loans Authorized through Digital Channels in 2022

R$81.2 bi

Individuals R$46.4 bi **+26%** in 12 months

Around **80%** through the App (**Mobile channel**)

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.5 bi

+8.0% in 12 months

-6.4% in the quarter

Fee and Commission Income

R$8.9 bi

+1.1% in 12 months

-1.3% in the quarter

Client NII

R$17.5 bi

+24.7% in 12 months

+3.4% in the quarter

The **Spread** continues to improve, reaching **10.1%** in the 3Q22

Operating Expenses

R$12.4 bi

+4.5% in 12 months

+7.7% in the quarter

Expanded Loan Portfolio

R$878.6 bi

+13.6% in 12 months

+2.7% in the quarter

Individuals R$352.7 bi

+16.2% in 12 months | **+3.3%** in the quarter

Companies R$525.9 bi

+11.9% in 12 months | **+2.3%** in the quarter

Recurring Net Income

R$ million


9M19
19,242
9M20
12,657
9M21
19,602
9M22
19,085
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
6,613
6,821
7,041
5,223
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q

A quarter of challenges with resilient performance in the revenues

Providing our more than 76.8 million clients with the best possible banking experience – with efficiency, agility, connectivity and innovation – is our main mission, because "Among us, you come first". We practice customer-centricity and understand that everyday life demands more and more dynamism and practicality, so we reinvent ourselves and continuously invest in technology and innovation.

Through our physical and digital service network, we offer a wide range of products and services for every client's need and profile. Digital channels, which are increasingly present and relevant in our business, accounted for 98% of the total transactions and were responsible for more than 34% of the loans released.

In the first nine months of 2022, we achieved a recurring net income of R$19.1 billion, a 2.6% reduction compared to 2021.

The client NII showed strong expansion, with a growth of 23.4% compared to 2021, reflecting the growth of the loan portfolio and of higher spread products, in addition to the positive impact of interest on the margin of funding positions. Even considering the negative effect of the increase in interest on our ALM position, the total net interest income showed a growth of 5.7% in the year, being practically stable in the quarter.

Our loan portfolio grew by 2.7% in the quarter (+13.6% in 12 months), especially for individuals, in particular with credit card transactions and personal/payroll-deductible loans. This portfolio growth, combined with the mix of risks and specific market conditions, was reflected in the increase of ALL expenses and delinquency rates. It should be noted that we reinforced our complementary ALL in about R$1 billion this quarter, totaling R$9.7 billion.

Insurance operations reached a solid result of R$3.5 billion (+8% vs. 3Q21) and quarterly ROAE of 17%, favored by the growth of revenues (+19% vs. 3Q21). In the quarter, the financial income from insurance was negatively impacted by the deflation of the IPCA.

Operating expenses increased by 4.5% in 12 months, below the accumulated inflation of the period (IPCA 7.2% and IGP-M 8.3%), even with the increase in turnover, higher advertising and publicity expenses, and investments in digital solutions.

We continue to advance in the fulfillment of our Sustainable Business goal. A total of R$157.6 billion has already been carried out, with an emphasis in this quarter on structuring loans for companies that employ sustainable shares, totaling R$773 million. These resources are tied to our clients' environmental or social goals, such as recovery of degraded areas, biofuel production and expansion of diversity in leadership positions.

Next, we will present more details about our numbers and results.

Enjoy the reading!

Main Information

R$ million (unless otherwise stated)	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Recurring Income Statement								
Recurring Net Income [1]	5,223	7,041	6,767	19,085	19,602	(25.8)	(22.8)	(2.6)
Book Net Income	5,211	7,075	6,648	19,295	18,775	(26.3)	(21.6)	2.8
Operating Income	7,047	10,350	10,591	27,739	29,879	(31.9)	(33.5)	(7.2)
Net Interest Income	16,283	16,361	15,702	49,705	47,018	(0.5)	3.7	5.7
Expanded ALL	(7,267)	(5,313)	(3,358)	(17,416)	(10,752)	36.8	116.4	62.0
Fee and Commission Income	8,856	8,976	8,756	26,443	25,235	(1.3)	1.1	4.8
Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)	(12,418)	(11,530)	(11,882)	(35,649)	(34,075)	7.7	4.5	4.6
Income from Insurance, Pension Plans and Capitalization Bonds	3,469	3,707	3,213	10,461	7,924	(6.4)	8.0	32.0
\\ Statement of Financial Position								
Total Assets	1,891,631	1,757,780	1,716,168	1,891,631	1,716,168	7.6	10.2	10.2
Loans - Expanded Loan Portfolio	878,571	855,381	773,323	878,571	773,323	2.7	13.6	13.6
- Individuals	352,672	341,557	303,479	352,672	303,479	3.3	16.2	16.2
- Companies	525,899	513,824	469,844	525,899	469,844	2.3	11.9	11.9
Shareholders' Equity	156,884	152,704	147,606	156,884	147,606	2.7	6.3	6.3
Assets under Management	2,824,049	2,655,562	2,627,596	2,824,049	2,627,596	6.3	7.5	7.5
\\ Capital and Liquidity - %								
Total Ratio	15.8	15.6	15.2	15.8	15.2	0.2 p.p.	0.6 p.p.	0.6 p.p.
Tier I Capital	13.6	13.3	13.7	13.6	13.7	0.3 p.p.	(0.1) p.p.	(0.1) p.p.
Liquidity Coverage Ratio (LCR)	174.7	168.5	145.5	174.7	145.5	6.2 p.p.	29.2 p.p.	29.2 p.p.
Net Stable Funding Ratio (NSFR)	121.3	119.7	115.2	121.3	115.2	1.6 p.p.	6.1 p.p.	6.1 p.p.
\\ Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	13.0	18.1	18.6	16.3	18.3	(5.1) p.p.	(5.6) p.p.	(2.0) p.p.
Annualized Return on Average Assets (ROAA)	1.1	1.6	1.6	1.4	1.6	(0.5) p.p.	(0.5) p.p.	(0.2) p.p.
Efficiency Ratio (ER) [3]	46.5	42.4	46.0	44.8	45.4	4.1 p.p.	0.5 p.p.	(0.6) p.p.
\\ Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.41	2.56	2.48	2.41	2.48	(5.7)	(2.7)	(2.7)
Market Capitalization [5]	192,620	168,272	187,419	192,620	187,419	14.5	2.8	2.8
Dividends/Interest on Shareholders' Equity	2,249	2,053	448	6,299	5,541	9.6	-	13.7
Price/Earnings Ratio [6]	7.5	6.2	7.1	7.5	7.1	21.3	5.6	5.6
Price to Book Ratio	1.2	1.1	1.3	1.2	1.3	9.1	(7.7)	(7.7)
Dividend Yield - % [7] [8]	3.2	6.5	5.5	3.2	5.5	(3.3) p.p.	(2.3) p.p.	(2.3) p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	3.9	3.5	2.6	3.9	2.6	0.4 p.p.	1.3 p.p.	1.3 p.p.
Delinquency Ratio (over 60 days)	4.7	4.4	3.2	4.7	3.2	0.3 p.p.	1.5 p.p.	1.5 p.p.
NPL Creation - 90 days	1.1	1.1	0.9	1.1	0.9	-	0.3 p.p.	0.3 p.p.
Coverage Ratio (> 90 days)	200.7	218.1	296.9	200.7	296.9	(17.4) p.p.	(96.2) p.p.	(96.2) p.p.
Coverage Ratio (> 60 days)	167.2	176.5	243.7	167.2	243.7	(9.3) p.p.	(76.5) p.p.	(76.5) p.p.

(1) According to the non-recurring events described on page 09 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 9M22 / 9M21, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

Recurring Income Statement

For better understanding, comparability and analysis of results, we present the Statement of Recurrent Income, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Net Interest Income	**16,283**	**16,361**	**15,702**	**49,705**	**47,018**	**(0.5)**	**3.7**	**5.7**
- Client NII	17,527	16,947	14,054	50,293	40,750	3.4	24.7	23.4
- Market NII	(1,243)	(587)	1,648	(587)	6,268	111.9	(175.4)	(109.4)
\\ Expanded ALL	**(7,267)**	**(5,313)**	**(3,358)**	**(17,416)**	**(10,752)**	**36.8**	**116.4**	**62.0**
\\ Gross Income from Financial Intermediation	**9,016**	**11,048**	**12,344**	**32,289**	**36,266**	**(18.4)**	**(27.0)**	**(11.0)**
Income from Insurance, Pension Plans and Capitalization Bonds	3,469	3,707	3,213	10,461	7,924	(6.4)	8.0	32.0
Fee and Commission Income	8,856	8,976	8,756	26,443	25,235	(1.3)	1.1	4.8
Operating Expenses	(12,418)	(11,530)	(11,882)	(35,649)	(34,075)	7.7	4.5	4.6
Personnel Expenses	(6,219)	(5,718)	(5,434)	(17,438)	(15,623)	8.8	14.4	11.6
Other Administrative Expenses	(5,573)	(5,344)	(5,235)	(16,000)	(15,059)	4.3	6.5	6.2
Other Income / (Operating Expenses)	(626)	(468)	(1,213)	(2,211)	(3,393)	33.8	(48.4)	(34.8)
Tax Expenses	(1,932)	(1,930)	(1,877)	(5,962)	(5,573)	0.1	2.9	7.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	79	37	157	102	(29.1)	51.4	53.9
\\ Operating Income	**7,047**	**10,350**	**10,591**	**27,739**	**29,879**	**(31.9)**	**(33.5)**	**(7.2)**
Non-Operating Income	89	13	(26)	103	(196)	-	-	-
Income Tax / Social Contribution	(1,818)	(3,229)	(3,731)	(8,503)	(9,885)	(43.7)	(51.3)	(14.0)
Non-controlling interests in subsidiaries	(95)	(93)	(67)	(254)	(196)	2.2	41.8	29.6
\\ Recurring Net Income	**5,223**	**7,041**	**6,767**	**19,085**	**19,602**	**(25.8)**	**(22.8)**	**(2.6)**

Main non-recurring events

R$ million	3Q22	2Q22	3Q21	9M22	9M21
\\ Recurring Net Income	**5,223**	**7,041**	**6,767**	**19,085**	**19,602**
\\ Non-Recurring Events	**(12)**	**34**	**(119)**	**210**	**(827)**
Goodwill Amortization (Gross)	(12)	(43)	(81)	(97)	(782)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	231	-
Other [1]	-	77	(38)	77	(44)
\\ Book Net Income	**5,211**	**7,075**	**6,648**	**19,295**	**18,775**

(1) For 2Q22, it basically contemplates the disposal of investment by Merchant E-Solutions Inc. held by Cielo.

Summarized Analysis of Recurring Net Income

Recurring Net Income, Returns and Efficiency

Net income of R$5.2 billion in the third quarter, falling by 25.8% compared to 2Q22 and 22.8% compared to 3Q21. The main reasons for this result were the performance of the market NII, which was negatively affected by the current level of the Selic, the increase in the Expanded ALL caused by the delinquency scenario, the reinforcement of the complementary ALL, and the impact of the IPCA deflation on financial income from insurance.

The income from insurance grew by 8% in 12 months, favored by the expansion of revenue, demonstrating the diversification of the income from financial and insurance activities.

The accumulated efficiency remained stable in the quarter and showed an improvement of 0.6 p.p. in relation to 3Q21, reflecting the resilience in generating revenues even in a challenging scenario, and of cost control, despite the higher turnover, investments in digital platforms and publicity/advertising, collective agreement and increased inflation.

The quarterly ER was mainly impacted by the collective agreement, whose correction rate was 8%.

The increase in risk-adjusted ER (accumulated and quarterly) is related to higher ALL expenses, given the relevant growth of our loan portfolio, the mix of risks and specific market conditions.


Recurring Net Income
R$ million
5,031
6,767
6,613
6,821
7,041
5,223
26.3
22.8
22.9
23.5
25.6
28.6
73.7
77.2
77.1
76.5
74.4
71.4
3Q20
3Q21
4Q
1Q22
2Q
3Q
Banking Activities %
Insurance Activities %


Quarterly and Accrued ROAE
%
12.9
18.3
18.1
18.0
18.0
16.3
15.2
18.6
17.5
18.0
18.1
13.0
3Q20
3Q21
4Q
1Q22
2Q
3Q
ROAE - Quartely
ROAE - Accrued


ER / Risk-Adjusted ER
%
72.2
70.2
60.6
59.0
62.5
60.7
61.5
60.9
61.9
61.3
73.6
64.9
47.2
45.4
46.0
45.6
44.7
44.8
47.6
46.0
46.9
43.5
42.4
46.5
3Q20
3Q21
4Q
1Q22
2Q
3Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income

Evolution of the Client NII, with a spread of 10.1% in the 3Q22

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22 R$	3Q22 x 2Q22 %	3Q22 x 3Q21 R$	3Q22 x 3Q21 %	9M22 x 9M21 R$	9M22 x 9M21 %
\\ Net Interest Income	**16,283**	**16,361**	**15,702**	**49,705**	**47,018**	**(77)**	**(0.5)**	**581**	**3.7**	**2,687**	**5.7**
\\ Client NII [(1)]	**17,527**	**16,947**	**14,054**	**50,293**	**40,750**	**580**	**3.4**	**3,473**	**24.7**	**9,543**	**23.4**
Average Balance	715,965	702,799	643,336	700,784	625,875	317		1,587		4,877	
Average Rate	10.1%	10.0%	9.0%	9.7%	8.8%	263		1,886		4,666	
\\ Market NII [(2)]	**(1,243)**	**(587)**	**1,648**	**(587)**	**6,268**	**(656)**	**-**	**(2,891)**	**-**	**(6,855)**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII – Indicators

R$ million


9.0
9.1
9.7
10.0
10.1
6.8
6.4
6.7
6.8
5.8
14,054
14,779
15,818
16,947
17,527
3,358
4,283
4,836
5,313
7,267
10,696
10,496
10,982
11,634
10,260
3Q21
4Q
1Q22
2Q
3Q
Net Margin
Expanded ALL
Gross NIM %
Net NIM %

Product Mix – Individuals

%


Sept22
25.0
23.6
18.6
16.2
10.1
6.5
June22
25.2
23.6
18.5
16.2
10.3
6.2
Mar22
25.5
23.7
17.8
16.1
10.3
6.6
Dec21
26.2
24.2
17.1
15.4
10.2
6.8
Sept21
27.2
24.4
15.6
15.8
10.2
6.8
Dec20
26.8
22.7
16.2
16.0
11.3
7.0
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

Change in the Client NII | R$ million


16,947
256
60
(21)
285
17,527
2Q22
Average Volume
Spread
Products Mix
Number of Days
3Q22
40,750
5,314
1,889
2,315
25
50,293
9M21
Average Volume
Spread
Products Mix
Number of Days
9M22

The client NII presented a 23.4% growth in the year-to-date, driven by the higher volume of operations, the change in product mix, and the improvement in asset margin, promoting an increase in the average rate by 0.9 p.p. compared to the same period of the previous year. In relation to 2Q22, we had a growth of 3.4% with evolution in the average margin rate at 0.1 p.p., related to better spreads, mainly from the liability margin. In addition, the growth of operations and greater number of days also contributed to the improvement in the quarter. The average net interest income rate shows a reduction in relation to the previous quarter, impacted by the increase in ALL expenses.

Market NII

The reduction observed follows this year's trend regarding the effect of the increase of the CDI in the ALM strategies, partially offset by the higher income from working capital and higher gains in other Treasury operations, mainly arbitration.

Loan Portfolio

Solid growth for another consecutive quarter

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept22	June22	Sept21	Quartely	12 months
Individuals	349,134	337,916	300,033	3.3	16.4
Companies	295,611	294,863	281,316	0.3	5.1
\\ Loan Portfolio - Bacen	**644,746**	**632,779**	**581,348**	**1.9**	**10.9**
Sureties and Guarantees	93,147	91,363	80,420	2.0	15.8
Securities [1]	102,317	96,657	85,074	5.9	20.3
Other	38,361	34,582	26,481	10.9	44.9
\\ Expanded Loan Portfolio	**878,571**	**855,381**	**773,323**	**2.7**	**13.6**
\\ Companies	**525,899**	**513,824**	**469,844**	**2.3**	**11.9**
Large Corporates	351,343	343,119	308,483	2.4	13.9
Micro, Small and Medium-Sized Enterprises	174,555	170,705	161,361	2.3	8.2
\\ Individuals	**352,672**	**341,557**	**303,479**	**3.3**	**16.2**
	Without exchange variation			**2.5**	**13.7**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Growth in virtually all products (for Individuals and Companies) in the quarter and year, with emphasis on credit card operations, personal loans, payroll-deductible loans, working capital, CDC (consumer financing lines), real estate financing and rural loans.

Our average daily origination grew by 5% in 12 months (3Q22 vs. 3Q21), due to the performance of operations with companies, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

Of the total credits released in the third quarter of 2022 (R$82 billion), **37% or R$30 billion** were through digital channels, with emphasis on payroll-deductible loans in the Individual segment.

This is a **14%** growth compared to the R$26 billion in the 3Q21.

Loan Portfolio variation – Bacen



R$ million
632,779
11,219
4,123
(3,375)
644,746
June22
Individuals
SMEs
Large Corporates
Sept22
Sept22 vs. June22



Sept22 vs. Sept21
R$ million
581,348
49,102
12,675
1,620
644,746
Sept21
Individuals
SMEs
Large Corporates
Sept22

Loan Portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Sept22	June22	Sept21	Quarter	12 months
\\ Individuals	**352,672**	**341,557**	**303,479**	**3.3**	**16.2**
Consumer Financing	**246,977**	**239,938**	**208,978**	**2.9**	**18.2**
Payroll-deductible Loans	88,327	86,078	82,505	2.6	7.1
Credit Card	65,771	63,224	47,387	4.0	38.8
Personal Loans	57,170	55,500	48,039	3.0	19.0
CDC / Vehicle Leasing	35,709	35,135	31,047	1.6	15.0
Real Estate Financing	**82,763**	**80,474**	**73,903**	**2.8**	**12.0**
Other Products	**22,932**	**21,144**	**20,598**	**8.5**	**11.3**
Rural Loans	13,822	12,053	12,088	14.7	14.3
Other	9,110	9,092	8,510	0.2	7.1
\\ Companies	**525,899**	**513,824**	**469,844**	**2.3**	**11.9**
Working Capital	152,391	149,409	142,008	2.0	7.3
Foreign Trade Finance	51,935	57,189	61,801	(9.2)	(16.0)
Real Estate Financing	19,518	18,231	17,633	7.1	10.7
BNDES/Finame Onlendings	15,447	15,668	15,681	(1.4)	(1.5)
CDC / Leasing	26,372	25,101	20,992	5.1	25.6
Rural Loans	23,696	22,515	18,153	5.2	30.5
Sureties and Guarantees	92,476	90,680	79,619	2.0	16.1
Securities	102,317	96,657	85,074	5.9	20.3
Other	41,746	38,374	28,882	8.8	44.5
\\ Expanded Loan Portfolio	**878,571**	**855,381**	**773,323**	**2.7**	**13.6**
Real	823,547	803,652	720,250	2.5	14.3
Foreign Currency	55,024	51,729	53,073	6.4	3.7

Portfolio Mix
%



44.3
19.1
36.6
2018
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
40.0
19.9
40.1
Sept22
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Representativeness keeps growing in the segment of Individuals, which are operations that demand a higher level of provisioning at first, however with higher net margins.

Loan Portfolio

Real Estate Financing

Portfolio
R$ million



Total ▲ 63%
Ind. ▲ 93%
Comp. ▼ 2%
62,830
67,177
91,536
95,945
96,117
98,705
102,281
19,900
14,890
17,633
18,350
17,504
18,231
19,518
42,931
52,287
73,903
77,595
78,614
80,474
82,763
Sept19
Sept20
Sept21
Dec
Mar22
June
Sept
Individuals
Companies

Origination
R$ million



▲ 15%
4,858
6,322
10,237
8,854
5,070
5,393
5,585
1,183
860
2,377
2,528
1,284
1,908
1,461
3,675
5,462
7,860
6,326
3,786
3,485
4,125
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q22

Average term: **327 Months**

R$519 thousand	R$332 thousand	64.0%	51.5%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▼ 9%
19,964
20,760
36,721
26,074
17,613
17,993
18,264
7,340
3,876
12,553
6,172
5,793
7,529
6,728
12,624
16,884
24,168
19,902
11,820
10,464
11,536
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
63.2
63.0
61.4
60.8
60.7
R$ million
82,505
84,111
84,587
86,078
88,327
86.5
87.6
22.8
28.9
33.3
37.8
41.3
63.7
58.1
53.9
49.6
46.3
13.5
12.9
12.8
12.6
12.4
Sept21
Dec
Mar22
June
Sept
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible/Personal Loans

Distribution of the Portfolio by Sector
%



47.9
47.0
48.9
5.5
4.9
5.2
46.6
48.1
45.9
Sept20
Sept21
Sept22
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

Sept22		
15.6%	18.6%	Social Security
	13.9%	Private
Total	13.8%	Public

We sustained the strategy for maintaining the highest volume of marketing of payroll-deductible loans in digital channels, providing a better experience for our customers. Special emphasis on in-app sales which grew 27% compared to the previous quarter.

Loan Portfolio

Vehicle Financing


Portfolio
R$ million
Total ▲ 45%
Ind. ▲ 29%
Comp. ▲ 74%
43,260
45,786
52,681
55,957
58,467
60,903
62,705
15,255
16,830
21,190
22,691
24,083
25,359
26,612
28,005
28,956
31,491
33,266
34,384
35,544
36,092
Sept19
Sept20
Sept21
Dec
Mar22
June
Sept
Individuals
Companies


Distribution of the Portfolio by Product
%
7.4
1.6
91.0
5.7
1.4
92.9
5.3
1.2
93.4
Sept20
Sept21
Sept22
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination – Financing

R$2.0 billion	R$61 thousand	45 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production July 2022 – September 2022

Bradesco Origination

R$0.9 billion	R$94 thousand	48 months	35%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production July 2022 – September 2022

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Sept22	%	June22	%	Sept21	%
\\ Economic Sector						
\\ Public Sector	**13,910**	**1.6**	**13,275**	**1.6**	**10,666**	**1.4**
Petrol, derived and aggregated activities	8,665	1.0	8,544	1.0	5,859	0.8
Production and distribution of electricity	4,279	0.5	4,541	0.5	4,047	0.5
Other sectors	966	0.1	190	-	760	0.1
\\ Private Sector	**864,661**	**98.4**	**842,106**	**98.4**	**762,657**	**98.6**
Companies	**511,989**	**58.3**	**500,549**	**58.5**	**459,178**	**59.4**
Real estate and construction activities	38,951	4.4	39,004	4.6	31,548	4.1
Retail	51,926	5.9	50,192	5.9	48,457	6.3
Transportation and concession	39,477	4.5	37,764	4.4	35,949	4.6
Services	93,691	10.7	84,017	9.8	64,797	8.4
Wholesale	26,100	3.0	28,280	3.3	28,303	3.7
Automotive	16,231	1.8	16,681	2.0	16,347	2.1
Food products	21,979	2.5	23,248	2.7	24,560	3.2
Other sectors	223,634	25.5	221,363	25.9	209,217	27.1
Individuals	**352,672**	**40.1**	**341,557**	**39.9**	**303,479**	**39.2**
\\ Total	**878,571**	**100.0**	**855,381**	**100.0**	**773,323**	**100.0**

Loan Portfolio

Portfolio by Debtors

We have a diversified portfolio, with no relevant concentrations of specific clients.


%
29.5
29.5
29.5
29.7
30.1
22.9
22.6
22.5
22.9
23.6
13.4
13.2
13.5
14.1
15.0
8.0
8.1
8.3
8.7
9.8
1.3
1.4
1.4
1.4
1.4
Sept21
Dec
Mar22
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities[1]

We demonstrate below the profile of loan portfolio deadlines.

%	Sept22	June22	Sept21
1 to 30 days	11.4	11.6	10.9
31 to 60 days	7.0	6.6	6.4
61 to 90 days	6.0	5.6	6.0
91 to 180 days	10.8	11.5	10.7
\\ Short-Term	**35.2**	**35.3**	**34.0**
181 to 360 days	15.8	15.1	15.4
Over 360 days	49.0	49.6	50.6
\\ Medium / Long-Term	**64.8**	**64.7**	**66.0**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

Loan granting processes meant that more than 93.9% of the new crops of loans were rated AA-C (in 12 months).

Changes in Expanded Loan Portfolio by Rating between September 2021 and 2022	Total Credit on September 2022		New Customers between October 2021 and September 2022		Remaining clients from September 2021	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	794,015	90.4%	62,019	93.9%	731,995	90.1%
D	20,650	2.4%	1,667	2.5%	18,983	2.3%
E - H	63,906	7.2%	2,395	3.6%	61,512	7.6%
\\ Total	**878,571**	**100.0%**	**66,081**	**100.0%**	**812,490**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Loans classified between AA-C represent 90.4% of the total portfolio.

Customer Profile	Sept22			June22			Sept21		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.1	0.3	5.6	92.6	0.2	7.2	92.7	0.3	7.0
Micro, Small and Medium-Sized Enterprises	88.0	3.2	8.8	87.9	4.0	8.1	88.6	4.7	6.7
Individuals	87.9	4.0	8.1	88.4	3.8	7.8	89.8	4.2	6.0
\\ Total	**90.4**	**2.4**	**7.2**	**90.0**	**2.4**	**7.6**	**90.7**	**2.7**	**6.6**

Expenses with Expanded ALL

Expanded ALL vs. Portfolio reached 3.3%. Mix in more profitable and higher risk operations

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Expanded ALL	**(7,267)**	**(5,313)**	**(3,358)**	**(17,416)**	**(10,752)**	**36.8**	**116.4**	**62.0**
ALL Expenses	(8,587)	(8,148)	(4,392)	(23,786)	(13,626)	5.4	95.5	74.6
Income from Credit Recovery	1,498	1,473	1,472	4,740	4,558	1.7	1.8	4.0
Impairment of Financial Assets	233	1,805	(58)	2,691	(321)	(87.1)	-	-
Granted Discounts / Other (1)	(411)	(443)	(380)	(1,061)	(1,363)	(7.2)	8.2	(22.2)

(1) It includes the result with BNDU, provision for sureties and guarantees, and others.

Expanded ALL/ Expanded Loan Portfolio



%
4.4 3.2 2.7 2.7 2.8 2.6 2.4 2.2 2.6 4.1 5.4 3.4 2.7 2.2 1.9 1.7 2.1 2.3 2.5 3.3
R$ million
5,456 3,935 3,491 3,543 3,786 3,604 3,487 3,336 3,981 6,708 8,890 5,588 4,568 3,907 3,487 3,358 4,283 4,836 5,313 7,267
4Q17 1Q18 2Q 3Q 4Q 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

The increase in ALL in the quarter reflects the higher turnover in more profitable and higher risk operations, the reinforcement of approximately R$1 billion in complementary ALL, and also the conditions of the economic scenario, which contributed to the increase of delinquency.

In 3Q22, the ALL stock totaled R$50.3 billion, representing 7.8% of the loan portfolio, equivalent to a coverage ratio for loans overdue for over 90 days of more than 200%.

Loan Indicators

Renegotiated Portfolio

Evolution of the balance of the Portfolio

R$ billion


27.5
28.2
28.6
30.3
31.4
32.6
4.7
4.9
4.8
4.5
5.1
5.3
22.8
23.3
23.9
25.8
26.3
27.3
Sept20
Sept21
Dec
Mar22
June
Sept
Originated from portfolio in write-off
Originated from active portfolio

The renegotiated portfolio grew 3.8% in the quarter, totaling R$32.6 billion in Sept22.

We emphasize that the total of this portfolio indicator has been stable in relation to the total balance of the Bacen portfolio over the year.

60.4% of renegotiations originated in the quarter were overdue for less than 90 days. This originates from the improvement of digital journeys and from the continuous development of new algorithms that enable us to anticipate needs and provide the best solutions of reorganization to our clients.

The delinquency ratio over 90 days of the renegotiated portfolio presented an increase compared to the last quarter.

ALL / Renegotiated Portfolio

%


76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1 62.3 62.3 62.7 62.5
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept

Delinquency ratio over 90 days

%


24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8 17.8 18.7 18.2 19.8
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept

Renegotiated Portfolio / Bacen Portfolio

%


4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9 4.7 4.9 5.0 5.1
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept

Extended Operations

Our extended operations showed a reduction of R$9 billion or 25% in 12 months, with the following composition: R$27.1 billion, being: "up-to-date – R$23.2 billion"; "in arrears – R$3.0 billion"; and in "grace period – R$0.9 billion".

R$27 billion

Net accounting balance of amortizations

Credit profile of clients who have requested an extension:

92% were up-to-date clients who were not in arrears in the 12 months prior to the pandemic

91% rated AA to C

68% with real collateral

13 years average time of relationship

R$ billion


R$3.0
0.5%
R$3.1
0.5%
R$3.1
0.5%
R$3.3
0.5%
R$3.0
0.5%
36.2
29.9
6.3
33.4
27.8
5.6
31.4
26.3
5.1
29.2
24.6
4.6
27.1
22.9
4.2
Sept21
Dec
Mar22
June
Sept
Wholesale
Multipurpose
In arrears (over 30 days) *

* Index of arrears over 30 days, calculated on the basis of the balance of the Bacen Portfolio.

Loan Indicators

Delinquency ratios

Over 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec17
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The delinquency continued its upward trend this quarter, with an increase of 0.4 p.p. in the total ratio. We observed the delinquency concentrated in Individuals, in the lines of mass market loans, and in Companies, substantially in micro and small-sized enterprises. The 15 to 90-day ratio remained stable for the third consecutive quarter, which may indicate the peak of delinquency in coming quarters. The ALL vs. Portfolio ratio reached 7.8%, remaining in good provisioning levels, reflecting our risk management. We continue calibrating our loan policies promptly in view of the scenarios, giving continuity to the continuous, profitable and sustainable growth, by both physical and digital means.

Loan Indicators

Coverage Ratios and Provision

The coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at comfortable levels of provisioning, staying close to 300%. We increased our total provision by 3.2%, higher than the 1.9% growth of the Bacen portfolio with additional reinforcement of about R$1 billion or 11.4%, of our Complementary ALL.

Coverage Ratio


369 381 426 470 474 548 517 392 481 425 602 994 955 688 557 508 506 384 327 298
211 219 230 243 245 269 267 226 245 228 299 398 403 350 325 297 261 235 218 201
175 180 189 201 202 220 209 189 194 184 250 337 311 267 263 244 215 189 176 167
121 124 122 125 125 126 122 116 120 121 124 121 118 120 117 115 111 105 101 98
9.9 9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7 7.4 7.6 7.7 7.8
5.5 5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9 3.1 3.6 4.0 4.3
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Composition of the Provision
R$ million


36,527 35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624 45,236 47,149 48,790 50,334
6,918 6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968 9,240 9,390 8,749 9,743
12,721 12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987 20,966 20,373 21,309 19,799
16,887 16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669 15,030 17,386 18,732 20,792
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
Specific
Generic
Complementary

Portfolio in Arrears
R$ million


20,868 19,900 18,610 17,538 17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312 20,996 24,904 27,648 30,108
17,278 16,311 15,323 14,474 14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031 17,339 20,031 22,366 25,076
Dec17 Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept Dec Mar22 June Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Reduction of the total NPL Creation in the quarter as a result of operations in the Corporate segment. It is worth noting that a significant part of the NPL Creation of the quarter comes from loans 100% provisioned or with a high level of provisions, part of them originating from the renegotiated portfolio. In this quarter, continuing to increase management efficiency, we have conducted the assignment of active and written-off portfolios.


NPL Creation
R$ million
0.9% 0.9% 1.2% 1.1% 1.1%
5,020 5,763 7,378 7,212 7,191
3,346 3,846 5,344 4,700 4,828
1,477 1,681 1,965 2,422 2,358
197 236 69 91 5
3Q21 4Q 1Q22 2Q 3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
NPL Creation / Carteira Bacen


Write-offs
R$ million
3,663 3,455 4,686 4,878 4,481
2,261 2,383 3,146 2,985 3,157
1,008 939 1,268 1,739 1,317
394 133 271 154 7
3Q21 4Q 1Q22 2Q 3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

In the 3Q22, the gross ALL expenses accounted for 119% of the NPL Creation, demonstrating robustness at conservative levels.


Gross ALL Expenses X NPL Creation - 90 days
R$ million
87% 88% 96% 113% 119%
5,020 4,392
5,763 5,059
7,378 7,051
7,212 8,148
7,191 8,587
3Q21 4Q 1Q22 2Q 3Q
NPL Creation - 90 days
Gross ALL Expenses
Gross ALL Expenses /NPL Creation - 90 days

Main Funding Sources

Funds Raised and Managed

R$ million	Sept22	June22	Sept21	Quarter	12 months
Demand Deposits	51,933	53,903	53,025	(3.7)	(2.1)
Savings Deposits	132,847	134,763	137,135	(1.4)	(3.1)
Time Deposits + Debentures	421,264	388,983	380,438	8.3	10.7
Borrowings and Onlending	62,425	62,497	57,647	(0.1)	8.3
Funds from Issuance of Securities	214,971	195,341	148,903	10.0	44.4
Subordinated Debts	56,225	53,796	50,010	4.5	12.4
\\ Subtotal	**939,666**	**889,284**	**827,158**	**5.7**	**13.6**
Obligations for Repurchase Agreements (1)	281,153	235,561	266,387	19.4	5.5
Interbank Deposits	1,645	1,420	4,453	15.9	(63.1)
Working Capital (Own/Managed)	129,715	126,170	123,087	2.8	5.4
Foreign Exchange Portfolio	56,712	28,340	35,631	100.1	59.2
Payment of Taxes and Other Contributions	5,957	7,800	6,440	(23.6)	(7.5)
Technical provisions for insurance, pension plans and capitalization bonds	316,560	307,819	289,111	2.8	9.5
\\ Funds raised	**1,731,409**	**1,596,394**	**1,552,267**	**8.5**	**11.5**
\\ Investment Funds and Managed Portfolios	**1,092,640**	**1,059,168**	**1,075,329**	**3.2**	**1.6**
\\ Total Assets under Management	**2,824,049**	**2,655,562**	**2,627,596**	**6.3**	**7.5**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. We meet the need for resources required for loan operations primarily through our funding activities, through the capacity to obtain funding from clients effectively.

R$ million	Sept22	June22	Sept21	Quarter	12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	57,890	61,703	59,465	(6.2)	(2.6)
Savings Deposits	132,847	134,763	137,135	(1.4)	(3.1)
Time Deposits + Debentures	421,264	388,983	380,438	8.3	10.7
Funds from Financial Bills	201,262	183,173	138,664	9.9	45.1
\\ Customer Funds (1)	**813,264**	**768,622**	**715,702**	**5.8**	**13.6**
(-) Reserve Requirements (2)	(114,280)	(85,451)	(88,007)	33.7	29.9
(-) Available Funds (Brazil)	(13,574)	(15,358)	(17,301)	(11.6)	(21.5)
\\ Customer Funds Net of Reserve Requirements	**685,410**	**667,813**	**610,394**	**2.6**	**12.3**
Borrowings and Onlending	62,425	62,497	57,647	(0.1)	8.3
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	99,766	97,278	85,038	2.6	17.3
\\ Total Funding (A)	**847,601**	**827,588**	**753,079**	**2.4**	**12.6**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**785,424**	**764,018**	**692,903**	**2.8**	**13.4**
\\ B / A	**92.7%**	**92.3%**	**92.0%**	**0.3 p.p.**	**0.7 p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate); and

(2) For Sept22, it considers voluntary investments in the Central Bank of Brazil.

Fee and Commission Income

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
Card Income	3,599	3,467	2,968	10,209	8,351	3.8	21.3	22.2
Checking Account	1,908	1,944	2,007	5,801	5,950	(1.9)	(4.9)	(2.5)
Asset Management	792	770	859	2,343	2,484	2.9	(7.8)	(5.7)
Loans Operations	641	704	718	2,076	2,014	(8.9)	(10.7)	3.1
Collections and Payments	574	581	607	1,730	1,816	(1.2)	(5.4)	(4.7)
Consortium Management	477	617	578	1,659	1,631	(22.7)	(17.5)	1.7
Custody and Brokerage Services	360	371	351	1,079	1,060	(3.0)	2.6	1.8
Underwriting / Financial Advisory Services	220	236	375	692	1,020	(6.8)	(41.3)	(32.2)
Other	285	286	293	854	909	(0.3)	(2.7)	(6.1)
\\ Total	**8,856**	**8,976**	**8,756**	**26,443**	**25,235**	**(1.3)**	**1.1**	**4.8**
\\ Business Days	**65**	**62**	**65**	**189**	**188**	**3**	**-**	**1**

We have a diverse portfolio of products and services available in our broad service network (digital and physical), which contributed with maintaining revenues at the highest historical levels.

Card Income – Growth in all comparative periods, reflecting the traded volume, continues to evolve and surpassed the mark of R$78 billion (+31% vs. 3Q21), and the advance of cards issued through digital channels (+57% vs. 3Q21) – which strengthens our base of active accounts – combined with the growth of the average card spending.

Checking Account – It presented a small reduction in the comparative periods, mainly due to the lower usage of some services, such as withdrawals at ATMs, transfers via TED/DOC and issuance of statements. We emphasize that this movement was partially mitigated by the constant evolution of the client base during these periods, where we have more than 38 million current account holders in 3Q22 (+2.7 million in 12 months).

Asset Management – The revenue movement reflects the perception of greater client conservatism and the cycle of higher interest rates, favoring the migration of high value-added funds to fixed income products with lower market risk, and consequently, lower administration fees.



Volume Traded - Credit Cards
R$ million
▲ 31.3%
▲ 6.5%
51,921
45,846
59,665
66,516
66,640
73,570
78,363
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
In million
71.6
69.5
72.5
74.1
74.8
75.5
76.8
29.6
31.9
35.4
36.3
37.0
37.6
38.0
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Checking Account Holders
Total Customers (1)
(1) It excludes the overlap of clients.
Investments Funds and Managed Portfolios
R$ billion
995
973
1,075
1,060
1,071
1,059
1,093
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q

Fee and Commission Income

Loan Operations – The variation of this revenue in the quarter and year (3Q22 vs. 3Q21) is mainly related to the lower volume of origination from real estate financing operations, working capital, and vehicles for non-account holders.

Collections and Payments – Revenues of R$574 million in the quarter, representing 6% of total revenues of services, showing robustness against the current market scenario, which is increasingly competitive and with lower margins.

Consortia – Market leadership, reaffirming our active presence in the lines of movable and immovable assets. The sales originated in the digital channels (Mobile, Internet Banking and Net Empresa for Companies) represented around 26% of the total origination in 2022, with a relevant performance in the agribusiness and real estate market. There was an impact on all the comparative periods according to the new accounting rule made available by Central Bank of Brazil, where certain revenues will be recognized during the term of the contracts.

Number of Outstanding Consortium Quotas
In thousands


1,601
1,548
1,526
1,517
1,522
1,537
1,573
1,266
1,232
1,214
1,202
1,189
1,180
1,206
69
73
82
86
95
112
114
267
243
230
229
238
245
254
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q
Real Estate
Trucks
Auto

Underwriting/Financial Advisory Services – The variation observed in all comparative periods is a reflection of the volatility of the capital market. Below are the main highlights by segment:

Fixed Income: Advice and structuring of 96 transactions with a volume of around R$32 billion, placing us second in the origination ranking (Anbima ranking – Aug 2022).
Variable Income: Nine transactions up to September 2022, totaling R$49.9 billion and reaching second in the volume ranking (Dealogic Bookrunner Ranking – Brazil).
Mergers and Acquisitions: Advisory services in 40 transactions up to September 2022, totaling around R$40 billion, placing us as second in the TTR ranking by number of transactions and volume.

Custody and Brokerage

Brokerage – The variation is related to the diversification of our portfolio of products offered and Ágora's complete investment platform, which contribute to the maintenance of revenues even with the volatility of the financial market.

Custody – The increased number of issues and cancellations of ADRs / UNITs led to an increase in the client base over the course of 12 months. In the 3Q22, we registered R$2.1 trillion Assets under Custody.

Assets under Custody
R$ billion


1,803
1,768
1,993
1,993
2,102
2,002
2,109
3Q19
3Q20
3Q21
4Q
1Q22
2Q
3Q

Operating Expenses

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Personnel Expenses								
Structural	**5,024**	**4,599**	**4,431**	**14,079**	**12,598**	**9.2**	**13.4**	**11.8**
Payroll/Social Charges	3,541	3,325	3,248	10,077	9,118	6.5	9.0	10.5
Benefits	1,483	1,274	1,183	4,002	3,480	16.4	25.4	15.0
Non-Structural	**1,195**	**1,119**	**1,003**	**3,359**	**3,025**	**6.8**	**19.1**	**11.0**
Management and Employee Profit Sharing	911	839	750	2,525	2,335	8.6	21.5	8.1
Provision for Labor Claims	185	166	140	511	386	11.4	32.1	32.4
Termination Costs	66	86	91	242	247	(23.3)	(27.5)	(2.0)
Training	33	28	22	81	57	17.9	50.0	42.1
\\ Total - Personnel Expenses	**6,219**	**5,718**	**5,434**	**17,438**	**15,623**	**8.8**	**14.4**	**11.6**
\\ Administrative Expenses								
Outsourced Services	1,373	1,307	1,312	3,931	3,780	5.0	4.6	4.0
Depreciation and Amortization	916	867	812	2,630	2,457	5.7	12.8	7.0
Data Processing	741	661	636	2,033	1,812	12.1	16.5	12.2
Advertising and Marketing	477	533	458	1,370	1,052	(10.5)	4.1	30.2
Communication	307	327	364	972	1,098	(6.1)	(15.7)	(11.5)
Asset Maintenance	377	350	341	1,082	1,012	7.7	10.6	6.9
Rent	304	297	318	909	949	2.4	(4.4)	(4.2)
Financial System Services	286	275	265	831	782	4.0	7.9	6.3
Transportation	212	199	194	606	529	6.5	9.3	14.6
Security and Surveillance	147	146	144	440	443	0.7	2.1	(0.7)
Utilities (Water, Electricity and Gas)	76	99	80	280	260	(23.2)	(5.0)	7.7
Materials	34	31	31	95	86	9.7	9.7	10.5
Travel	29	21	9	59	25	38.1	222.2	136.0
Other	294	231	271	762	774	27.3	8.5	(1.6)
\\ Total - Administrative Expenses	**5,573**	**5,344**	**5,235**	**16,000**	**15,059**	**4.3**	**6.5**	**6.2**
\\ Total Expenses Administrative + Personnel	**11,792**	**11,062**	**10,669**	**33,438**	**30,682**	**6.6**	**10.5**	**9.0**
\\ Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	617	442	535	1,533	1,464	39.6	15.3	4.7
Civil and Tax Contingencies	(374)	103	175	(19)	342	-	-	-
Claims	233	190	143	719	384	22.6	62.5	87.0
Other	150	(267)	359	(21)	1,203	-	-	-
\\ Total - Operating Expenses Net of Revenue	**626**	**468**	**1,213**	**2,211**	**3,393**	**33.8**	**(48.4)**	**(34.8)**
\\ Total Operating Expenses	**12,418**	**11,530**	**11,882**	**35,649**	**34,075**	**7.7**	**4.5**	**4.6**

Operating Expenses

Strategic investments and controlled costs

Personnel Expenses

The movement in all comparative periods reflects the effect of the collective agreement that took place in September 2022, which includes the adjustment of 10.0% in benefits and 8.0% in wages, with consequent timely updating of liabilities, in addition to higher expenses with labor processes.

Administrative Expenses

Growth of 6.5% in the year, below the accrued inflation in 12 months (IGP-M 8.3% and IPCA 7.2%), whereby the fixed expenses evolved around 50% less than the growth of variable expenses.

Changes in the periods are related to the increase in business volume, the investment in technology to expand our digital network – thus adjusting our way of operating according to the demands and needs of our clients –, the consulting services for process improvement, in addition to the institutional expenses with advertising and publicity for product supply and brand value.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PAs)


9,182
8,626
8,468
8,317
8,227
8,148
4,813
4,629
4,533
4,396
4,325
4,281
574
967
988
973
976
996
3,795
3,030
2,947
2,948
2,926
2,871
Sept20
Sept21
Dec21
Mar22
June22
Sept22
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

Other Operating Expenses, Net of Income

The reduction in relation to the last year (3Q21 and 9M21) mainly reflects lower expenses on civil and tax contingencies, which in the quarter were impacted by the revaluation of risks of processes that deal with the incidence of IR/CS (Income Tax/Social Contribution) on discounts granted in loan operations. In the quarter, the variation is due to the higher expenses related to the commercialization of cards and claims – due to the increase in fraud losses in 3Q22 – and other insurance operating expenses.

Information	Income	Quarterly ROAE	Revenues
3Q22	R$1,495MM -17.2% in the quarter -3.1% in 12 months	17.0%	R$25,149MM +6.4% in the quarter +18.9% in 12 months

The Income from Insurance, Social Security and Capitalization Operations of the Grupo Bradesco Seguros reached R$3.5 billion in the third quarter of 2022 (+8% vs. 3Q21 and +32% vs. 9M21). The performance, higher than the guidance established for the year, from 18% to 23%, was favored by the Revenue, which grew 18.9% in the 12 months and 17.1% in the accumulated, exceeding R$70 billion in the year. There has been an evolution in all business lines. Now, the Net Income has grown by 28.1% and the Financial Income reached 20.6% in the first nine months of 2022.

The Technical Provisions of the Insurance Group increased by 9.5% in a year-on-year comparison, reaching R$316.6 billion – the highest historic level, with emphasis on the lines of Health, Life and Pension –, and Financial Assets grew by 7.8%, reaching R$343 billion. With regard to the performance indicators, the Administrative Efficiency Ratio reached 3.6% in nine months, with an improvement of 0.1 p.p., reaching the most favorable mark in recent years. In the same direction, the accumulated Claims Ratio decreased by 2.0 p.p., reaching 80.5%.

In indemnities and benefits, R$13 billion were paid in the quarter. In the accrued, total indemnities and benefits reached R$36 billion.

In the quarter, always focusing on customer-centricity, aiming to provide the best experience throughout their journey, and in the support of the broker, the Insurance Group continued to intensify efforts and investments in innovation and technology, such as the new version of the Grupo Bradesco Seguros app, which incorporates new functions and evolution in usability.

Sales in the digital modality grew 55% from January to September 2022, reaching R$1.8 billion (more than 80% in Private Pension Plans), with an increase of 56% in the number of items distributed, which exceeded 2.7 million. The Bradesco Seguros Corretor (Broker) app, created as a mobility complement for the Broker Portal, has also been reformulated and consolidates more than 30 functionalities aimed at Dental, Auto, Property and Casualty, Health and Life products.

At Bradesco Saúde (Health), the policyholders have gained new versions of the applications with more functional usability components and intuitive navigation, incorporating improvements in the user experience. To bring prevention and care into the companies that are its clients, Bradesco Saúde also launched the Health Box, a mobile booth set as a clinical practice that provides, in certain periods, health professionals for the conduct of examinations.

Regarding products, the company launched the Efetivo São Paulo Interior plan in August, expanding the model of products developed with a regional look, with a new combination of network and price, to meet the needs of local municipalities. The new plan reconciles a planned relationship of qualified providers in around 130 cities in the interior of São Paulo, in several specialties, and national coverage, ensuring service also to those traveling.

Also in the Health segment, it is worth mentioning that the mark of one million appointments by the network of clinics, Meu Doutor Novamed, created in 2015, has been surpassed, with the aim of increasing access to Primary Health Care.

In the Private Pension segment, Bradesco Vida e Previdência (Life and Pension) maintained the strategy of continuous evolution in its product range, highlighting the expansion of the availability of funds mirroring renowned managers in the market. Currently, the company has more than R$15 billion in pension reservations with the management of external partners. There was a strengthening of CRM actions, with assertive offers for client base loyalty, with more diversification of products, including fixed income, multi-markets, private credit, ESG funds and global exposure.

In the Life business, Bradesco Vida e Previdência announced three novelties in its product portfolio: the launch of Life Insurance in a Flexible Global Capital Business group, aimed at small and medium-sized enterprises, with optional coverage and assistance that can be customized; the inclusion of survival coverage in the "Novo Vida Segura Premiável" redeemable insurance, which already offered coverage of death and critical illnesses, as well as benefits, such as weekly sweepstakes and individual funeral assistance; and the reformulation of Travel Insurance, which became even more complete and accessible, starting to offer 20 plans with the most diverse coverage and assistance.

In Auto Insurance, Bradesco Auto/RE (P&C) announced new coverage for passenger cars and light and heavy trucks, with values starting at R$150 thousand, a segment that has been registering a sales increase since 2021. The novelties include, in the case of full compensation, reimbursement to the policyholders of the amounts of personal belongings left inside the vehicle, as well as bulletproof glass and premium courtesy car for the period of 7, 15 or 30 days.

Now in Property and Casualty, the company migrated to the Residential Claims area, from the Ecological Disposal project, which aims to collect damaged electronic devices in the home of Residential Insurance clients and give a correct socio-environmental destination to waste. With the change, the process of calculating electrical damage gains more assertiveness. Called "Sinistro Sustentável" (Sustainable Claim), the pilot project was carried out in São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul, having collected about 8 tons in just two months, corresponding to half of all the materials collected during 2021.

Statement of Income from Insurance

R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 x 2Q22	3Q22 x 3Q21	9M22 x 9M21
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	14,410	14,200	12,265	41,271	35,500	1.5	17.5	16.3
Retained Claims	(10,002)	(10,256)	(8,967)	(29,050)	(25,596)	(2.5)	11.5	13.5
Capitalization Bond Draws and Redemptions	(1,482)	(1,359)	(1,335)	(4,223)	(3,754)	9.1	11.0	12.5
Selling Expenses	(917)	(837)	(840)	(2,595)	(2,420)	9.6	9.2	7.2
Financial Results	1,460	1,959	2,090	5,058	4,194	(25.5)	(30.2)	20.6
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,469**	**3,707**	**3,213**	**10,461**	**7,924**	**(6.4)**	**8.0**	**32.0**
Fee and Commission Income	438	418	454	1,278	1,337	4.8	(3.4)	(4.4)
Personnel Expenses	(466)	(454)	(395)	(1,359)	(1,203)	2.7	18.2	13.0
Other Administrative Expenses	(410)	(418)	(374)	(1,166)	(1,057)	(2.0)	9.6	10.4
Others	(605)	(393)	(262)	(1,349)	(614)	54.0	130.9	119.8
\\ Operating Income	**2,426**	**2,859**	**2,636**	**7,865**	**6,389**	**(15.2)**	**(8.0)**	**23.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(931)	(1,053)	(1,094)	(2,963)	(2,562)	(11.6)	(14.9)	15.7
\\ Lucro Líquido Recorrente	**1,495**	**1,806**	**1,543**	**4,902**	**3,827**	**(17.2)**	**(3.1)**	**28.1**
Life and Pension Plans	727	768	575	2,019	1,041	(5.3)	26.4	93.9
Health	72	265	229	660	698	(72.8)	(68.6)	(5.4)
Capitalization Bonds	135	170	136	491	361	(20.6)	(0.7)	36.0
Property & Casualty and Others	561	603	603	1,732	1,727	(7.0)	(7.0)	0.3
\\ Selected Asset Data								
Total Assets	369,747	358,999	339,787	369,747	339,787	3.0	8.8	8.8
Securities	342,890	332,819	317,963	342,890	317,963	3.0	7.8	7.8
Technical Provisions	316,560	307,819	289,111	316,560	289,111	2.8	9.5	9.5
Shareholder's Equity [1]	33,293	31,785	34,659	33,293	34,659	4.7	(3.9)	(3.9)

(1) In September 2022, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,728 million.

Income from insurance operations of R$3.5 billion – a growth of 8% vs. 3Q21

Net Income and ROAE



%
14.9
18.1
17.7
18.9
20.9
17.0
R$ million
1,325
1,543
1,517
1,601
1,806
1,495
639
349
232
105
575
603
229
136
676
386
318
137
524
568
323
186
768
603
265
170
727
561
72
135
3Q20
3Q21
4Q
1Q22
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

Consistent growth in revenue and improvement of the administrative efficiency ratio contributed to mitigate the impacts of reducing the net interest income, due to the behavior of the economic and financial ratios.

Bradesco Vida e Previdência (Life and Pension Plans): Earnings in 12 months reflect the growth in revenues and the reduction in the Claims Ratio, which compensated the reduction of the net interest income.

Bradesco Saúde (Health): Earnings in 12 months are impacted by the reduction of the net interest income, especially by the IPCA, in addition to the increase in claims retained due to the resumption of elective procedures, frequency in examinations, therapies and hospitalizations.

Bradesco Capitalização (Capitalization Bonds): Earnings stability in 12 months is a reflection of higher revenues (net of draws, redemptions and marketing expenses), neutralized by the reduction of the net interest income, mainly by the behavior of the IPCA and TR.

Property & Casualty: Earnings impacted by the increase in the claims ratio of property and casualty, compensated by the improvement of the net interest income.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose turnover in the 3Q22 surpassed R$681 million, totaling more than 1.032 million transactions.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required (MCR) in August 2022 amounted to R$13.3 billion.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
3.7
3.8
3.8
3.8
3.7
3.8
3.7
3.7
3.5
R$ million
20,144
10,068
1,485
1,410
7,181
18,161
8,118
1,436
1,181
7,426
19,529
9,194
1,384
1,339
7,612
19,874
9,171
1,540
1,379
7,784
21,150
10,187
1,590
1,506
7,867
21,222
10,157
1,755
1,270
8,040
22,114
10,598
1,717
1,593
8,206
23,645
11,416
2,086
1,569
8,574
25,149
11,870
2,429
1,719
9,131
3Q20
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
67.9
70.2
73.6
77.7
81.6
82.5
81.6
79.7
80.9
80.5
R$ milhões
12,656
12,295
361
19,893
18,750
1,143
27,717
25,873
1,844
7,908
6,779
1,129
16,630
13,652
2,978
25,596
21,254
4,342
34,220
29,191
5,029
8,791
8,279
512
19,048
18,188
860
29,050
27,901
1,149
6M20
9M20
12M20
3M21
6M21
9M21
12M21
3M22
6M22
9M22
Claims Reported - Covid-19
Retained Claims
Claims

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,131(*)
3,913
1,009
782
2,122
2,281(*)
2,982
1,443
701
838
3,137(*)
4,266
1,417
1,129
1,720
1,574(*)
3,422
687
1,848
887
3,213(*)
4,578
2,090
1,365
1,123
3,527(*)
4,214
2,065
687
1,462
3,286(*)
3,798
1,639
512
1,646
3,707(*)
4,055
1,959
348
1,748
3,469(*)
3,758
1,460
289
2,009
3Q20
4Q
1Q21
2Q
3Q
4Q
1Q22
2Q
3Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance of the revenues in all lines of business and the improvement in the claims ratio and marketing index contributed to mitigate the reduction of the net interest income, which affected the behavior of the economic and financial ratios.

Technical Provisions and Insurance Activity Indicators

Technical Provisions

The technical provisions totaled R$316.6 billion in September 2022, an increase of 9.5% in 12 months and 2.8% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
279,186 284,606 285,163 288,364 289,111 292,860 301,001 307,819 316,560
253,240 257,746 257,899 260,483 260,782 264,327 271,918 277,831 286,047
12,390 13,638 14,026 14,556 14,918 15,039 15,254 15,598 15,477
8,815 8,571 8,504 8,488 8,492 8,401 8,583 8,803 8,949
4,531 4,650 4,734 4,837 4,918 5,094 5,246 5,587 6,087
Sept20 Dec Mar21 June Sept Dec Mar22 June Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index

The combined ratio improvement in the annual comparison is a reflection of the reduction in the claims ratio and marketing index.


Combined Ratio
%
86.0 95.5 88.0 95.8 95.8 90.9 90.5 91.2 89.2
96.7 108.9 97.8 101.9 103.5 101.9 101.4 102.7 101.3
95.6 100.0 94.9 93.4 94.0 97.9 100.2 96.4 90.9
66.8 67.4 70.4 90.6 81.7 58.1 55.8 60.9 55.1
3Q20 4Q 1Q21 2Q 3Q 4Q 1Q22 2Q 3Q
Life
Health
Auto/P&C
Total


Claims Ratio
%
84.2 79.3 79.7 81.9 79.8
94.4 91.0 91.0 92.8 92.8
61.2 68.0 71.3 67.0 59.8
60.9 34.9 34.5 41.4 36.4
29.6 25.7 24.2 29.8 35.4
3Q21 4Q 1Q22 2Q 3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total
Marketing Index
%
7.9 8.3 7.6 7.2 7.3
23.3 23.3 21.1 20.0 20.6
17.9 18.4 17.9 16.1 15.8
17.0 16.9 16.4 15.9 15.1
4.6 5.1 4.4 4.2 4.4
3Q21 4Q 1Q22 2Q 3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Insurance – Additional Information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
38,298
2,923
35,375
39,018
2,985
36,032
40,433
2,984
37,449
39,034
2,974
36,060
37,573
2,929
34,644
Sept21
Dec
Mar22
June
Sept
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,730
120
3,610
3,798
118
3,680
3,859
117
3,742
3,930
116
3,814
3,977
115
3,862
Sept21
Dec
Mar22
June
Sept
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
2,845
1,244
1,601
2,921
1,280
1,642
2,898
1,293
1,605
2,905
1,344
1,561
3,049
1,471
1,578
Sept21
Dec
Mar22
Jun
Sept
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,576
2,668
2,762
2,943
3,097
21,360
7,206
14,154
20,987
7,368
13,619
24,606
7,615
16,991
33,897
8,045
25,852
24,020
8,423
15,597
Sept21
Dec
Mar22
Jun
Sept
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

Basel

Basel Ratio
15.8%
+0.2 p.p. in the quarter
2Q22: 15.6%

Tier I Capital
13.6%
+0.3 p.p. in the quarter
2Q22: 13.3%

Common Equity Ratio
12.1%
+0.2 p.p. in the quarter
2Q22: 11.9%

R$ million

Total RWA
R$988,412
+1.4% in the quarter
2Q22: R$974,639

Credit Risk RWA
R$900,057
+1.0% in the quarter
2Q22: R$890,743

LCR
174.7 %
+6.2 p.p. in the quarter
2Q22: 168.5%

Market Risk RWA
R$9,016
+4.3% in the quarter
2Q22: R$8,641

Operational Risk RWA
R$79,339
+5.4% in the quarter
2Q22: R$75,255

NSFR
121.3 %
+1.6 p.p. in the quarter
2Q22: 119.7%

Our ratios remained above regulatory limits, mainly due to the large capacity of capital generation (net income), which absorbed the payment of interest on Shareholders' Equity, in addition to the effects of weighted assets (given the increase in the loan portfolio).



%
15.1
15.8
15.4
16.0
15.2
15.8
15.7
15.6
15.8
12.9
13.8
13.6
14.1
13.7
13.7
13.7
13.3
13.6
1.1
1.1
1.0
1.1
1.1
1.2
1.2
1.4
1.5
11.8
12.7
12.6
13.1
12.7
12.5
12.5
11.9
12.1
2.2
2.0
1.8
1.8
1.4
2.1
2.0
2.3
2.2
Tier I
Tier II
Sept20
Dec
Mar21
June
Sept
Dec
Mar22
June
Sept
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022 (1)
9.50 Tier 1
8.00% Common Equity
13.3
1.4
11.9
0.5
0.2
(0.3)
(0.2)
13.6
1.5
12.1
June22
Net Income 3Q22
MTM of Securities - Equity Valuation Adjustments
Interest on Shareholders' Equity
Ativos Ponderados
Sept22
Common Equity
Addition Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capital is 9.5% for tier I capital and 8.0% for the common equity.

Main Economic Indicators

	3Q22	2Q22	3Q21	9M22	9M21
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.31	2.91	1.23	8.91	2.52
Ibovespa	11.66	(17.88)	(12.48)	4.97	(6.75)
USD – Commercial Rate	3.22	10.56	8.74	(3.12)	4.67
General Market Price Index (IGP-M)	(1.44)	2.54	0.80	6.61	16.00
Extended Consumer Price Index (IPCA)	(1.32)	2.22	3.02	4.09	6.90
Business Days (#)	65	62	65	189	188
Calendar Days (#)	92	91	92	273	273
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4066	5.2380	5.4394	5.4066	5.4394
CDS 5 years (Points)	313	295	206	313	206
Selic - Base Interest Rate (% p.a.)	13.75	13.25	6.25	13.75	6.25
BM&F Fixed Rate (% p.a.)	13.21	13.78	8.98	13.21	8.98

Guidance 2022	Disclosed	Actual **9M22**	Reviewed
Expanded Loan Portfolio	10% to 14%	13.6%	Maintained
Client NII	18% to 22%	23.4%	Maintained
Fee and Commission Income	4% to 8%	4.8%	Maintained
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses Net of Income)	1% to 5%	4.6%	Maintained
Income from Insurance, Pension Plans and Capitalization Bonds	18% to 23%	32.0%	Maintained
Expanded ALL - R$ billion	R$17.0 to R$21.0	R$17.4	**R$25.5 to R$27.5**

Bradesco Forecast

%	2022	2023
USD - Commercial Rate (year-end) - R$	5.25	5.25
Extended Consumer Price Index (IPCA)	5.70	4.90
General Market Price Index (IGP-M)	7.64	4.61
Selic (year-end)	13.75	11.75
Gross Domestic Product (PIB)	2.7	0.5

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